			Exhibit 12(b)

Entergy Gulf States, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2001	2002	2003	2004	2005

Fixed charges, as defined:
Total Interest charges	$174,368	$144,840	$157,343	$133,598	$126,788
Interest applicable to rentals	18,520	16,483	16,694	13,707	8,832

Total fixed charges, as defined	192,888	161,323	174,037	147,305	135,620

Preferred dividends, as defined (a)	13,017	6,190	6,485	6,991	6,444

Combined fixed charges and preferred dividends, as defined	$205,905	$167,513	$180,522	$154,296	$142,064

Earnings as defined:

Income (loss) from continuing operations before extraordinary items and
the cumulative effect of accounting changes	$179,444	$174,078	$63,895	$192,264	$206,497
Add:
Income Taxes	82,038	65,997	24,249	108,288	110,270
Fixed charges as above	192,888	161,323	174,037	147,305	135,620

Total earnings, as defined (b)	$454,370	$401,398	$262,181	$447,857	$452,387

Ratio of earnings to fixed charges, as defined	2.36	2.49	1.51	3.04	3.34

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.21	2.40	1.45	2.90	3.18

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.